EXHIBIT 3
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $1.00 per share, of Tri City Bankshares Corporation and further agree to the filing of this Agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Date:  January 3, 2007

Ulrich Voting Trust

BY /s/ David A. Ulrich Jr., Voting Trustee
      David A. Ulrich Jr., Voting Trustee

BY /s/ Kathleen L. McGarry, Voting Trustee
      Kathleen L. McGarry, Voting Trustee

BY /s/ Thomas G. Ulrich, Voting Trustee
      Thomas G. Ulrich, Voting Trustee

/s/ David A. Ulrich Jr.
David A. Ulrich Jr.

/s/ Kathleen L. McGarry
Kathleen L. McGarry

/s/ Thomas G. Ulrich
Thomas G. Ulrich